Exhibit 99.1

Yiren Digital Announces New $20 Million Share Repurchase Program

BEIJING, July 2, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and global markets, today announced that its board of directors has authorized a new share repurchase program, under which the Company may repurchase up to 10% of total issued and outstanding Ordinary Shares and/or American depositary shares (“ADSs”) for up to US$20 million over the next 12 months, effective as of the date hereof.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, including through Rule 10b5-1 trading plans, depending on market conditions and in accordance with applicable laws, rules and regulations. The timing and amount of repurchases, if any, will be subject to market conditions, trading price, trading volume and other factors. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size. The Company expects to fund the repurchases from its existing cash balance.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu, and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

CONTACT: Media Inquiry, Email: pr@creditease.cn; Investor Relations, Email: ir@yiren.com; Piacente Financial Communications, Email: yrd@thepiacentegroup.com